China Automotive Systems, Inc.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, People’s Republic of China

May 29, 2015

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Automotive Systems, Inc.

Registration Statement on Form S-3

File No. 333-203528

Dear Mr. Dobbie:

In accordance with Rule 461 under the Securities Act of 1933, as amended, China Automotive Systems, Inc. (the “Company”) respectfully requests that the effective date for the Company’s Registration Statement on Form S-3 (Registration No. 333-203528), as amended (the “Registration Statement”), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 20, 2015, be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. EDT on Tuesday, June 2, 2015, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company acknowledges the following:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 29, 2015

Please contact me at +(86) 13307218527 or David Sakowitz of Winston & Strawn LLP at +1 212 294 2639 to provide notice of the effectiveness of the Registration Statement.

Thank you for your attention to our filing.

Sincerely,

CHINA AUTOMOTIVE SYSTEMS, INC.

/s/ Jie Li
Jie Li
Chief Financial Officer

Cc:	David A. Sakowitz

Winston & Strawn LLP